EXHIBIT 23(a)

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Brinker International, Inc.:

We consent to the use of our report dated August 5, 2004, except for Note 16, as to which the date is as of August 30, 2004 and Note 2 as to which the date is as of December 22, 2004, with respect to the consolidated balance sheets of Brinker International, Inc. and subsidiaries as of June 30, 2004 and June 25, 2003, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended June 30, 2004, incorporated herein by reference.

KPMG LLP
Dallas, Texas

May 27, 2005